SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH February, 2010

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM renews operational safety international certification IOSA

IATA confirms TAM’s commitment to safe operations

São Paulo, February 10th, 2010 – (BOVESPA: TAMM4, NYSE:TAM) - TAM Linhas Aéreas and TAM Airlines, the latter with headquarters in Asuncion, Paraguay, achieved their IOSA (IATA Operational Safety Audit) registration renewal, which is valid until January 2012. This registration is the civil aviation industry’s most comprehensive and accepted international certificate on operational safety.

The reassessment of IOSA registration has been granted to both airlines upon the completion of the audit carried out by ARGUS PROS, an independent organization accredited by IATA (International Air Transport Association). The process involved several areas from both companies, which accomplished about 940 requirements related to operational safety.

TAM has maintained IOSA registration since January, 2007. The registration was validated by IATA in 2008 and once again now, in January 2010.

Launched by IATA in 2003, IOSA Program is a worldwide reference in operational safety management for airlines and it assesses their processes related to: management system, flight operations, operational dispatch, ramp operations, airports, maintenance, cargoes, operational safety, and training for every area associated with the operations.

Standardly and consistently prepared, IOSA reports are accepted by major aeronautical authorities worldwide. They are also accepted by international airline companies on codeshare agreements, dismissing overlays of same nature audits whenever a new partnership is entered into.

With IOSA registration renewal, TAM meets another requirement to join the Star Alliance, the largest global airline alliance, currently composed of 23 major airline companies worldwide and three regional companies. The process for integrating the alliance is expected to be completed in the second quarter this year.

TAM Linhas Aéreas and TAM Airlines’ registration renewal is published on IATA’s official website (www.iata.org/registry).

Operational Safety

Safety is part of the commandments left by Captain Rolim Amaro, TAM’s founder. According to the highest governance standards, TAM’s Safety department is totally independent from other areas of the company and reports directly to the company’s President.

TAM strictly follows the rules and standards established by aeronautical authorities in Brazil, the United States and Europe, in addition to those settled by international organizations such as ICAO (International Civil Aviation Organization). Moreover, TAM is affiliated to the most important civil aviation’s flight safety agencies worldwide such as FSF (Flight Safety Foundation), the largest worldwide non-governmental organization.

The company takes active part in the IATA's Americas Regional Flight Safety Committee (RCG), and it’s an effective member of the United Kingdom Flight Safety Committee (UKFSC), an association of entities and professionals dedicated to the improvement of commercial aviation flight safety within the United Kingdom.

Investor Relations:	Press Agency Contact:
Phone: (55) (11) 5582-9715	Media Relations
Fax: (55) (11) 5582-8149	www.tam.com.br
invest@tam.com.br	www.taminforma.com.br
www.tam.com.br/ir	MVL Comunicação
Phone: (55) (11) 3594-0328
equipetam@mvl.com.br

About TAM (www.tam.com.br):
We have been the leader in the Brazilian domestic market for more than four years, and held a 43.1% domestic market share and 84.5% international market share in December 2009. We operate regular flights to 42 destinations throughout Brazil and we serve 82 different cities in the domestic market through regional alliances. Operations abroad include our flights to 18 destinations in the United States, Europe and South America: New York , Miami and Orlando (USA), Paris (France), London (England), Milan (Italy), Frankfurt (Germany), Madrid (Spain), Buenos Aires (Argentina), La Paz, Cochabamba and Santa Cruz de la Sierra (Bolivia), Santiago (Chile), Asuncion and Ciudad del Este (Paraguay), Montevideo (Uruguay), Caracas (Venezuela) and Lima (Peru). We have code-share agreements that make possible the sharing of seats on flights with international airlines, enabling passengers to travel to 72 other destinations in the U.S., Europe and South America. We were the first Brazilian airline company to launch a loyalty program. Currently, the program has over 6.6 million subscribers and has awarded more than 9.7 million tickets.

Forward-looking statements:

This notice may contain forward-looking statements. These estimates merely reflect the expectations of the Company’s management, and involve risks and uncertainties. The Company is not responsible for investment operations or decisions taken based on information contained in this release. These estimates are subject to changes without prior notice.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 10, 2010

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.